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SECUR 12013856 MISSION

Mail Processing Section
SEC
FEB 29 2012
Washington DC
123

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50460

KH 3/31

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Brownstone Investment Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 Fifth Avenue, 10th Floor
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Lowey **(212) 905-0555**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP
(Name — if individual, state last, first, middle name)

460 Park Avenue	**New York**	**New York**	**10022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant`
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

KW 4/2

OATH OR AFFIRMATION

I, **Douglas Lowey**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Brownstone Investment Group, LLC**, as of **December 31, 2011** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____

Signature

Chief Executive Officer

Title

____

Notary Public

[illegible] C. Rosenberg
Notary Public, State of New York
No.: 01RO6113108
Qualified in New York County
Commission Expires 7/19/12

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A reconciliation of net capital per original focus report to net capital.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWNSTONE INVESTMENT GROUP, LLC

REPORT ON STATEMENT OF
FINANCIAL CONDITION

FOR THE YEAR ENDED
DECEMBER 31, 2011

Farkouh
Furman&Faccio LLP
Certified Public Accountants and Advisors

To the Members of
Brownstone Investment Group, LLC:

We have audited the accompanying statement of financial condition of Brownstone Investment Group, LLC (the "Company") as at December 31, 2011. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Brownstone Investment Group, LLC as at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Farkouh Furman & Faccio LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 28, 2012

460 Park Avenue New York, New York 10022 T 212.245.5900 F 212.586.3240 www.fffcpas.com

BROWNSTONE INVESTMENT GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 1,918,010
Restricted cash	143,546
Securities owned, at fair value	28,805,672
Due from broker	25,037,187
Interest receivable	388,430
Furniture, fixtures and equipment (less $232,632 of depreciation)	1,068,503
Leasehold improvements (less $10,406 of amortization)	803,133
Prepaid expenses	281,976
Security deposit	321,110
Other assets	13,212
Total assets	$ 58,780,779

LIABILITIES AND MEMBERS' EQUITY

Securities sold short, at fair value	$ 37,519,683
Interest payable on securities sold short	653,560
Accounts payable and accrued expenses	2,123,062
Total liabilities	40,296,305
Members' equity	18,484,474
Total liabilities and members' equity	$ 58,780,779

The notes to the statement of financial condition
are made a part hereof.

ORGANIZATION AND NATURE OF BUSINESS:

Brownstone Investment Group, LLC (the "Company") is organized under the laws of the State of New York. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company operates primarily to engage in corporate debt securities transactions solely for its own account. Revenue is derived principally from trading profits executed for the Company's own account.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

METHOD OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which revenues are earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

MANAGEMENT'S USE OF ESTIMATES AND ASSUMPTIONS – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

REVENUE RECOGNITION - Securities transactions and the related revenue are recorded on a trade date basis, which is the day the transaction is executed.

CASH AND CASH EQUIVALENTS – Cash equivalents consist of highly liquid investments with original maturities of three months or less.

SECURITIES – Securities owned and securities sold short are recorded on trade date and are valued at fair value in accordance with FASB ASC 820 as described below. Realized and unrealized gains and losses from securities traded in the normal course of business are reflected in net gain from principal transactions on the statement of income.

FURNITURE, FIXTURES, EQUIPMENT AND DEPRECIATION - Furniture, fixtures and equipment are recorded at cost. Depreciation for financial accounting purposes is computed on the straight-line method over their estimated useful lives of 5 to 7 years.

(Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

LEASEHOLD IMPROVEMENTS AND AMORTIZATION - Leasehold improvements are recorded at cost. Amortization is computed over the life of the lease including the renewable option years.

INCOME TAXES – The Company is not subject to income taxes. Taxes, if any, are the responsibility of each individual member. Each member is required to report separately on their income tax return their distributive share of the taxable income or loss of the Company.

MARKETABLE SECURITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS:

The Company used FASB ASC 820, Fair Value Measurements and Disclosures, for fair value measurements and disclosures. FASB ASC 820 defines fair value and establishes a framework for measuring fair value. It also expands the disclosure about the use of fair value to measure assets and liabilities.

The Company has categorized its financial instruments, based on priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1), then to quoted prices for similar assets or liabilities and other observable inputs (level 2) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Securities owned and securities sold short are measured at fair value on a recurring basis. At December 31, 2011, the amounts consist of:

	Securities Owned	Securities Sold Short
Corporate bonds………………….	$ 27,739,899	$ 37,519,683
Equity securities…………………..	835,813	
Other……………………………….	229,960	
	$ 28,805,672	$ 37,519,683

(Continued)

MARKETABLE SECURITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS (Continued):

For corporate bonds and equity securities, fair value is determined by reference to quoted market prices and other observable inputs (level 2). Other observable inputs are inputs that reflect assumptions that market participants would use in pricing the asset based on market data obtained from sources independent of the reporting entity. The other amount in securities owned of $229,960 represents private investments valued using performance measures of comparable marketable assets (level 3).

SECURITIES SOLD SHORT:

The Company has sold securities short that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2011 at fair value, and will incur a loss if the fair value of the securities increases subsequent to December 31, 2011. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in the fair value.

LEASE:

The Company originally entered into a lease agreement (the "Lease") for office space which commenced on June 2, 2006 and expires in September 2013. In connection with the Lease, the Company obtained an irrevocable letter of credit in favor of the landlord for the required security deposit of $125,235. Restricted cash on the statement of financial condition is cash deposited with the issuer of the letter of credit as collateral. In 2011, the Company sublet the office space for the remainder of its term. Included in accounts payable and accrued expenses on the statement of financial condition is approximately $70,000 of security deposit for the sublease. Rent expense on this office space in 2011 was $268,621, net of $40,406 of sublet income.

The Company entered into a sublease agreement for new office space with a commencement date of May 18, 2011 and an expiration date of May 30, 2021. Security deposit on the statement of financial condition is attributable to this sublease. Rent expense on this office space in 2011 was $376,726.

The minimum lease payments due for the following five years and thereafter are:

Year ending December 31,	Original Lease	New Sublease
2012	$ 267,168	$ 615,429
2013	200,376	615,429
2014		615,429
2015		615,429
2016		639,768
Thereafter		2,902,426
Total	$ 476,544	$ 6,003,910

(Continued)

LEASE (Continued):

The minimum rentals to be received are as follows:

Year ending December 31,		
2012	$	285,950
2013		214,463
Total	$	500,413

CONCENTRATION OF CREDIT RISK:

At December 31, 2011, all the securities reflected in the statement of financial condition are positions held with one domestic broker. The clearing and depository operations for the Company's security transactions are provided by such broker. At December 31, 2011, due from broker in the statement of financial condition represents the Company's net purchases of securities and cash collateral for its short positions.

During the course of the year ended December 31, 2011, the bank balances on occasion were in excess of the FDIC insurance limit.

RETIREMENT PLAN:

The Company has a 401(k) profit sharing plan for all eligible employees. Contributions to the plan are made at the discretion of the employees and the Company. For the year ended December 31, 2011, the Company did not accrue a profit sharing plan contribution.

NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $8,486,428 which was $8,301,319 in excess of its required net capital of $185,109. The Company's net capital ratio was .33 to 1 at December 31, 2011.

(Continued)

BROWNSTONE INVESTMENT GROUP, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2011

FURNITURE, FIXTURES AND EQUIPMENT:

The Company's furniture, fixtures, and equipment at December 31, 2011 consist of the following:

Equipment	$1,112,242
Furniture and fixtures	184,130
Artwork	4,763
Total	1,301,135
Less accumulated depreciation	(232,632)
	$ 1,068,503

Depreciation expense amounted to $294,986 for the year ended December 31, 2011.

LITIGATION:

An individual who previously brought an action against the Company that was concluded through a final decision from FINRA arbitration in May 2009 has brought two complaints attempting to re-litigate the dispute. The first complaint was dismissed in 2011 and the subsequent complaint was filed in February 2012. The Company has been advised by its legal counsel that each of the claims are either time-barred by the applicable statute of limitations or are barred because they have already been resolved in earlier litigation that has reached final decision. The Company believes the complaint is wholly without merit and intends to contest the case vigorously.

SUBSEQUENT EVENTS:

The date to which events occurring after December 31, 2011, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 28, 2012, which is the date on which the financial statements were available to be issued.